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Exhibit 12.1

WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Nine months ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$18	$(937)	$20	$404	$(1,572)	$13
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	—	1	1	1	1	1

Income (loss) from continuing operations before income taxes and equity earnings	18	(936)	21	405	(1,571)	14
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	141	207	187	123	108	102
Capitalized interest	(1)	—	1	—	—	1
Rental expense representative of interest factor	4	6	5	5	5	4

Total fixed charges	144	213	193	128	113	107

Less:
Capitalized interest	1	—	(1)	—	—	(1)

Total earnings as adjusted	$163	$(723)	$213	$533	$(1,458)	$120

Ratio of earnings to fixed charges	1.13	(a)	1.10	4.16	(c)	1.12

Preferred stock dividend requirement	18	29	15	—	—	—
Combined fixed charges and preferred dividends	$162	$242	$208	$128	$113	$107

Ratio of earnings to combined fixed charges and preferred dividends	1.01	(b)	1.02	4.16	(c)	1.12

(a)
Earnings are inadequate to cover fixed charges by $936 million.

(b)
Earnings are inadequate to cover combined fixed charges and preferred dividends by $965 million.

(c)
Earnings are inadequate to cover fixed charges by $1,571 million.

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  Exhibit 12.1
WPX Energy, Inc. Computation of Ratio of Earnings to Fixed Charges